June 30, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	Alpha Tau Medical Ltd.
Registration Statement on Form F-3
Filed June 23, 2025
File No. 333-288240

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 2, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Alpha Tau Medical Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at +1.212.906.2916, or in his absence, Joshua G. Kiernan at +44.20.7710.5820, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Alpha Tau Medical Ltd.

By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

cc:	Nathan Ajiashvili, Esq.

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